UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 1)
                    Under the Securities Exchange Act of 1934

                        MER Telemanagement Solutions Ltd.
                        ---------------------------------
                                (Name of Issuer)

                  Ordinary Shares, par value NIS 0.1 per share
                  --------------------------------------------
                         (Title of Class of Securities)

                                   M69676 10 0
                                   -----------
                                 (CUSIP Number)

                               Steven J. Glusband
                          Carter Ledyard & Milburn LLP
                     2 Wall Street, New York, New York 10005
                                 (212) 732-3200
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 19, 2009
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  M69676 10 0

1   NAME OF REPORTING PERSON: Mer Ofekim Ltd.

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                    (a) [ ]
                                                                         (b) |X|

3   SEC USE ONLY

4   SOURCE OF FUNDS: PF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e):                                                   [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF         7     SOLE VOTING POWER:    -0- Ordinary Shares
SHARES
BENEFICIALLY      8     SHARED VOTING POWER:    1,744,453 Ordinary Shares*
OWNED BY
EACH              9     SOLE DISPOSITIVE POWER:    -0- Ordinary Shares
REPORTING
PERSON WITH       10    SHARED DISPOSITIVE POWER:    1,744,453 Ordinary Shares*

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                       1,744,453 Ordinary Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.56%**

14  TYPE OF REPORTING PERSON:  IN

-----------------
* Mer Ofekim Ltd. is the record holder of 1,744,453 ordinary shares of the Issuer. Mer Ofekim Ltd. is an Israeli company jointly owned by Mr. Chaim Mer and Mrs. Dora Mer. Accordingly, Mr. Chaim Mer and Mrs. Dora Mer may be deemed to have the shared voting and dispositive power as to the ordinary shares of the Issuer held of record by Mer Ofekim Ltd. Mr. Chaim Mer and Mrs. Dora Mer are husband and wife.

** Based on 8,917,950 Ordinary Shares that the Issuer advised were issued and outstanding (which excludes 10,800 Ordinary Shares held as treasury stock) as of May 18, 2009.

CUSIP No.  M69676 10 0

1   NAME OF REPORTING PERSON: Chaim Mer

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                    (a) [ ]
                                                                         (b) |X|

3   SEC USE ONLY

4   SOURCE OF FUNDS: PF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e):                                                   [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF         7     SOLE VOTING POWER:    -0- Ordinary Shares
SHARES
BENEFICIALLY      8     SHARED VOTING POWER:    2,115,704 Ordinary Shares*
OWNED BY
EACH              9     SOLE DISPOSITIVE POWER:    -0- Ordinary Shares
REPORTING
PERSON WITH       10    SHARED DISPOSITIVE POWER:    2,115,704 Ordinary Shares*

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                       2,115,704 Ordinary Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 23.72%**

14  TYPE OF REPORTING PERSON:  IN

-----------------
* Mr. Chaim Mer and Mrs. Dora Mer are the record holders of 359,617 ordinary shares of the Issuer. In addition, Mr. Chaim Mer and Mrs. Dora Mer are the beneficial owners of: (i) 1,744,453 ordinary shares of the Issuer directly held by Mer Ofekim Ltd., an Israeli company jointly owned by Mr. and Mrs. Mer; (ii) 11,539 ordinary shares of the Issuer directly held by Mer Services Ltd., an Israeli company controlled by Mr. and Mrs. Mer; and (iii) 95 ordinary shares of the Issuer directly held by Mer & Co. (1982) Ltd., an Israeli company controlled by Mr. and Mrs. Mer. Accordingly, Mr. Chaim Mer and Mrs. Dora Mer may be deemed to have the shared voting and dispositive power as to the ordinary shares of the Issuer held of record by Mer Ofekim Ltd., Mer Services Ltd. and Mer & Co. (1982) Ltd. Mr. Chaim Mer and Mrs. Dora Mer are husband and wife.

** Based on 8,917,950 Ordinary Shares that the Issuer advised were issued and outstanding (which excludes 10,800 Ordinary Shares held as treasury stock) as of May 18, 2009.

CUSIP No.  M69676 10 0

1   NAME OF REPORTING PERSON: Dora Mer

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                    (a) [ ]
                                                                         (b) |X|

3   SEC USE ONLY

4   SOURCE OF FUNDS: PF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e):                                                   [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF         7     SOLE VOTING POWER:    -0- Ordinary Shares
SHARES
BENEFICIALLY      8     SHARED VOTING POWER:    2,115,704 Ordinary Shares*
OWNED BY
EACH              9     SOLE DISPOSITIVE POWER:    -0- Ordinary Shares
REPORTING
PERSON WITH       10    SHARED DISPOSITIVE POWER:    2,115,704 Ordinary Shares*

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                       2,115,704 Ordinary Shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 23.72%**

14   TYPE OF REPORTING PERSON:  IN

-----------------
* Mr. Chaim Mer and Mrs. Dora Mer are the record holders of 359,617 ordinary shares of the Issuer. In addition, Mr. Chaim Mer and Mrs. Dora Mer are the beneficial owners of: (i) 1,744,453 ordinary shares of the Issuer directly held by Mer Ofekim Ltd., an Israeli company jointly owned by Mr. and Mrs. Mer; (ii) 11,539 ordinary shares of the Issuer directly held by Mer Services Ltd., an Israeli company controlled by Mr. and Mrs. Mer; and (iii) 95 ordinary shares of the Issuer directly held by Mer & Co. (1982) Ltd., an Israeli company controlled by Mr. and Mrs. Mer. Accordingly, Mr. Chaim Mer and Mrs. Dora Mer may be deemed to have the shared voting and dispositive power as to the ordinary shares of the Issuer held of record by Mer Ofekim Ltd., Mer Services Ltd. and Mer & Co. (1982) Ltd. Mr. Chaim Mer and Mrs. Dora Mer are husband and wife.

** Based on 8,917,950 Ordinary Shares that the Issuer advised were issued and outstanding (which excludes 10,800 Ordinary Shares held as treasury stock) as of May 18, 2009.

Item 1. Security and Issuer
        -------------------

         This Amendment No. 1 to the Statement on Schedule 13D dated July 8, 1999 relates to the Ordinary Shares, par value NIS 0.1 per share (the "Ordinary Shares"), of Mer Telemanagement Solutions Ltd. (the "Issuer"), an Israeli company whose principal executive offices are located at 14 Hatidhar Street, Ra'anana 43665, Israel.

Item 2. Identity and Background
        -----------------------

         ITEM 2 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

         This Statement is being filed by Mer Ofekim Ltd., Mr. Chaim Mer and Mrs. Dora Mer.

         Mer Ofekim Ltd. is a private holding company, incorporated under the laws of the State of Israel. The address of its principal office is 25 Yoav Street, Tel Aviv 69081, Israel.

         Mr. Chaim Mer, a citizen of the State of Israel, serves as the chairman of the board of directors of the Issuer. Mr. Mer also serves as the chairman of the board of directors of C. Mer Industries Ltd. ("C. Mer"), an Israeli company whose shares are traded on the Tel Aviv Stock Exchange. Mr. Mer's business address is 5 Ha'tzoref Street, Holon 58856, Israel.

         Mrs. Dora Mer, a citizen of the State of Israel, is a lawyer and a member of the Israeli law firm M. Firon & Co., Advocates and Notaries. Mrs. Mer's business address is 16 Abba Hillel Silver Street, Ramat Gan 52506, Israel.

         During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order either enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.
        --------------------------------------------------

         ITEM 3 OF THIS STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

         On May 19, 2009, Mr. Chaim Mer and Mrs. Dora Mer purchased an aggregate of 87,796 Ordinary Shares of the Issuer from Mr. Isaac Ben-Bassat in a private transaction. The aggregate purchase price for such 87,796 Ordinary Shares was $100,000, all of which amount was paid by such Reporting Persons from personal funds.

Item 4. Purpose of Transaction.
        -----------------------

         ITEM 4 OF THIS STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

         The 87,796 Ordinary Shares purchased by Mr. Chaim Mer and Mrs. Dora Mer on May 19, 2009 were purchased for investment purposes. Mer Ofekim Ltd., Mr. Chaim Mer and Mrs. Dora Mer currently do not currently have any plan or proposal, which relates to or would result in:

          (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b)  an  extraordinary  corporate  transaction,   such  as  a  merger,
     reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

          (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

          (d) any change in the present board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board;

          (e) any material change in the present capitalization or dividend policy of the Issuer;

          (f) any other material change in the Issuer's business or corporate structure;

          (g) changes in the Issuer's charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.
        -------------------------------------

         ITEM 5 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

         (a) and (b)

         Mer Ofekim Ltd. is the beneficial owner of 1,744,453 Ordinary Shares of the Issuer held of record by it, which constitute approximately 19.56% of the Ordinary Shares of the Issuer issued and outstanding on May 18, 2009. Mer Ofekim Ltd. is an Israeli company jointly owned by Mr. and Mrs. Mer. Accordingly, Mer Ofekim Ltd., Mr. Mer and Mrs. Mer share voting and dispositive power over the Ordinary Shares of the Issuer held of record by Mer Ofekim Ltd.

         Mr. Mer and Mrs. Mer are the joint beneficial owners of an aggregate of 2,115,704 Ordinary Shares of the Issuer, which constitute approximately 23.72% of the Ordinary Shares of the Issuer issued and outstanding on May 18, 2009. Such 2,115,704 Ordinary Shares are comprised of:

         (i) 359,617 Ordinary Shares of the Issuer jointly held by Mr. Mer and Mrs. Mer, as to which shares they have shared voting and dispositive power;

         (ii) 1,744,453 Ordinary Shares of the Issuer held of record by Mer Ofekim Ltd., an Israeli company jointly owned by Mr. and Mrs. Mer, as to which shares they have shared voting and dispositive power;

         (iii) 11,539 Ordinary Shares of the Issuer held of record by Mer Services Ltd., an Israeli company that is a wholly-owned subsidiary of C. Mer, which company is 45.85% owned by Mr. Mer and Mrs. Mer. Accordingly, Mr. Chaim Mer and Mrs. Dora Mer may be deemed to have shared voting and dispositive power over the shares of the Issuer held of record by Mer Services Ltd.

         (iv) 95 Ordinary Shares held of record by Mer & Co. (1982) Ltd., an Israeli company that is a wholly-owned subsidiary of C. Mer, which company is 45.85% owned by Mr. Mer and Mrs. Mer. Accordingly, Mr. Chaim

Mer and Mrs. Dora Mer may be deemed to have shared voting and dispositive power over the shares of the Issuer held of record by Mer & Co. (1982) Ltd.

         The foregoing percentages are based on 8,917,950 ordinary shares of the Issuer that the Issuer advised were issued and outstanding (which excludes 10,800 ordinary shares held as treasury stock) as of May 18, 2009.

         (c) On May 19, 2009, Mr. Chaim Mer and Mrs. Dora Mer purchased 87,796 Ordinary Shares of the Issuer in a private transaction, at an aggregate purchase price of $100,000 or a price of approximately $1.139 per share. Except for such transaction, Mer Ofekim Ltd., Mr. Chaim Mer and Mrs. Dora Mer have not effected any transactions in the Ordinary Shares of the Issuer during the past 60 days.

         (d) Except with respect to the Ordinary Shares of the Issuer held by Mer Services Ltd. and Mer & Co. (1982) Ltd., both of which are wholly-owned subsidiaries of C. Mer, a publicly held company controlled by Mr. Chaim Mer and Mrs. Dora Mer, no person other than Mer Ofekim Ltd., Mr. Mer and Mrs. Mer, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
        ------------------------

         There are no present contracts, arrangements, understandings or relationships (legal or otherwise) among any of Mer Ofekim Ltd., Mr. Mer and Mrs. Mer and between such persons and any person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.
        ---------------------------------

         Exhibit 1 - Joint Filing Agreement.

                                   SIGNATURES


         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


         Date: May 25, 2009




                                            /s/Chaim Mer
                                            ------------
                                            Mer Ofekim Ltd.
                                            By: Chaim Mer
                                            Title: Director



                                            /s/Chaim Mer
                                            ------------
                                            Chaim Mer



                                            /s/Dora Mer
                                            -----------
                                            Dora Mer

                             JOINT FILING AGREEMENT


         Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that this Schedule 13D/A relating to the Ordinary Shares, par value NIS 0.01 per share, of Mer Telemanagement Solutions Ltd., as the same may be amended from time to time hereafter, is being filed with the Securities and Exchange Commission on behalf of each of them.



         Date: May 25, 2009




                                            /s/Chaim Mer
                                            ------------
                                            Mer Ofekim Ltd.




                                            /s/Chaim Mer
                                            ------------
                                            Chaim Mer



                                            /s/Dora Mer
                                            -----------
                                            Dora Mer